November 23, 2016

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Response dated October 25, 2016
File No. 001-15925

Dear Mr. Pacho:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 9, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) filed with the Commission on February 17, 2016.

To facilitate your review, the Staff’s comments are set forth below and are followed by the Company’s response.

Form 10-K for Fiscal Year ended December 31, 2015

1.	We note from your response to our prior comment 3 that a key determining factor for your use of Adjusted EBITDA as a measure of liquidity is the use of a similar measure, Consolidated EBITDA, in your covenant calculations. Please revise this measure to present it as it is calculated in your covenant agreement. If you wish to include a non-GAAP liquidity measure of Adjusted EBITDA in your Form 10-K that is different than the measure in your covenant agreement, please revise your Adjusted EBITDA measure to include all cash settled charges as required by Item 10(e)(1)(ii)(A). Refer to C&DI 102.09.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

November 23, 2016

Response:

Consolidated EBITDA, as defined in the debt covenants of the Company’s senior secured credit facility, is a liquidity measure as it is used in the context of our debt capacity and liquidity discussion. Management uses Adjusted EBITDA as a different measure from Consolidated EBITDA. Although Adjusted EBITDA is defined similarly to Consolidated EBITDA, there are key differences. Because of these differences and the way management uses the measure (as further discussed below), the Company believes that Adjusted EBITDA should be presented in its future filings as a performance measure and not a liquidity measure. Therefore, based on our re-evaluation as set forth below, we will clarify our future disclosures in this regard.

The Company has re-evaluated the requirements of Item 10(e) of Regulation S-K and Regulation G, as well as the most recent interpretative guidance issued by the Division of Corporation Finance in the form of the Compliance and Disclosure Interpretations (C&DI) with respect to non-GAAP financial measures updated by the Securities and Exchange Commission in May of this year, regarding whether to present Adjusted EBITDA as a measure of performance or liquidity. As part of this further evaluation, management has considered the following:

1.	As discussed in our prior comments in response to the Staff’s questions regarding the Company’s segment reporting, the Company’s CEO, its chief operating decision maker, uses Adjusted EBITDA as one of the primary measures to assess performance of the hospital segment. Additionally, its segment managers use Adjusted EBITDA as one of the primary measures to assess individual hospital performance.

2.	The Company utilizes Adjusted EBITDA as a one of the primary performance metrics to determine the short-term cash incentive compensation payable to the Company’s named executive officers and other senior management.

3.	The Company’s management utilizes Adjusted EBITDA in assessing the Company’s consolidated results of operations and operational performance and in comparing the Company’s results of operations between periods. The Company also believes that Adjusted EBITDA is used by investors and analysts in assessing the Company’s consolidated results of operations and operating performance and in comparing the Company’s operating performance to its peer companies, which (as noted below) utilize similar non-GAAP financial measures in their public filings.

4.	Adjusted EBITDA is a measure generally used by public companies within the hospital industry to assess performance. Other companies in the Company’s peer group utilize a calculation of Adjusted EBITDA similar to the Company’s, and present it as a non-GAAP performance measure with a reconciliation to net income (or related net income measure).

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

November 23, 2016

After further consideration of these and other factors to determine whether Adjusted EBITDA is a performance or liquidity measure, management has concluded that it is currently used as a measure of the Company’s performance. While Adjusted EBITDA may be viewed as having certain characteristics of a liquidity measure, it is not used by management as the primary means to assess liquidity. Consistent with C&DI 103.02, in future filings the Company will reconcile Adjusted EBITDA to net income attributable to Community Health Systems, Inc. stockholders as presented in its consolidated statement of operations.

The Company’s suggested changes to present Adjusted EBITDA as a performance measure in future filings are set forth below and incorporate the changes proposed in our prior response to comment 1. The proposed revisions to future filings, as if they were made to footnote 8 on page 11 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, are set forth in bold and italicized below, with deleted items marked with a strikethrough:

(8)	EBITDA, a non-GAAP financial measure, consists of net income attributable to Community Health Systems, Inc. before interest, income taxes, depreciation and amortization. Adjusted EBITDA, also a non-GAAP financial measure, is EBITDA adjusted to add back net income attributable to noncontrolling interests, and to exclude the effect of discontinued operations, loss from early extinguishment of debt, impairment of long-lived assets, ~~net income attributable to noncontrolling interests~~, acquisition and integration expenses from the acquisition of HMA, expenses incurred related to the planned spin-off of Quorum Health Corporation, expenses related to government legal settlements and related costs, and (income) expense from fair value adjustments related to the HMA legal proceedings accounted for at fair value, underlying the CVR agreement, and related legal expenses. We have from time to time sold noncontrolling interests in certain of our subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. We believe that it is useful to present Adjusted EBITDA because it excludes the portion of EBITDA attributable to these third-party interests and clarifies for investors our portion of EBITDA generated by continuing operations. We use Adjusted EBITDA as a measure of financial performance ~~liquidity~~. Adjusted EBITDA is a key measure used by our management to assess the operating performance of our hospital operations and to make decisions on the allocation of resources. Adjusted EBITDA is also used to evaluate the performance of our executive management team and is one of the primary targets used to determine short-term cash incentive compensation. In addition, our management utilizes Adjusted EBITDA in assessing our consolidated results of operations and operational performance and in comparing our results of operations between periods. We believe it is useful to provide investors and other users of our financial statements this performance measure to align with how management assesses our results of operations. ~~We have also presented Adjusted EBITDA because we believe it provides investors with additional information about our ability to incur and service debt and make capital expenditures.~~ Adjusted EBITDA also is comparable

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

November 23, 2016

to a similar metric called Consolidated EBITDA, as defined in our senior secured credit facility, which is a key component in the determination of our compliance with some of the covenants under our senior secured credit facility (including our ability to service debt and incur capital expenditures), and is used to determine the interest rate and commitment fee payable under the senior secured credit facility (although Adjusted EBITDA does not include all of the adjustments described in the senior secured credit facility). For further discussion of Consolidated EBITDA and how that measure is utilized in the calculation of our debt covenants, see the Capital Resources section of Part II, Item 7 of this Form 10-K.

Adjusted EBITDA is not a measurement of financial performance ~~or liquidity~~ under U.S. generally accepted accounting principles, or GAAP. It should not be considered in isolation or as a substitute for net income, operating income, ~~cash flows from operating, investing or financing activities,~~ or any other performance measure calculated in accordance with U.S. GAAP. The items excluded from Adjusted EBITDA are significant components in understanding and evaluating financial performance ~~and liquidity~~. We believe such adjustments are appropriate as the magnitude and frequency of such items can vary significantly and are not related to the assessment of normal operating performance. Additionally, our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reflects the reconciliation ~~calculation~~ of Adjusted EBITDA, as defined, to net income attributable to Community Health Systems, Inc. stockholders ~~from (loss) income from continuing operations before income taxes and reconciles adjusted EBITDA, as defined, to our net cash provided by operating activities as~~ derived directly from our Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013 (in millions):

	Year Ended December 31,
	2015		2014		2013
~~Income from continuing operations before income taxes~~	~~$~~	~~411~~	~~$~~	~~342~~	~~$~~	~~346~~

Net income attributable to Community Health Systems, Inc. stockholders		158		92		141
Adjustments:
Provision for income taxes		116		82		104
Depreciation and amortization		1,172		1,106		771
Net income attributable to noncontrolling interests		101		111		76
Loss from discontinued operations		36		57		25
Amortization of software to be abandoned		—		75		—
Interest expense, net		973		972		613
Loss from early extinguishment of debt		16		73		1
Impairment of long-lived assets		68		41		12

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

November 23, 2016

Expenses related to the acquisition and integration of HMA	1			69			15
Expense from government settlement and related costs		4			105			102
Expense (income) from fair value adjustments and expenses related to cases covered by the CVR		8			(6)			—
Expenses related to the planned spin-off of Quorum Health Corporation		17			—			—

Adjusted EBITDA		$2,670			$2,777			$1,860

~~Adjusted EBITDA~~	~~$~~	~~2,670~~		~~$~~	~~2,777~~		~~$~~	~~1,860~~
~~Interest expense, net~~		~~(973~~	)		~~(972~~	)		~~(613~~	)
~~Provision for income taxes~~		~~(116~~	)		~~(82~~	)		~~(104~~	)
~~Deferred income taxes~~		~~103~~			~~107~~			~~69~~
~~Loss from operations of entities sold or held for sale~~		~~(27~~	)		~~(7~~	)		~~(21~~	)
~~Depreciation and amortization of discontinued operations~~		~~2~~			~~7~~			~~12~~
~~Stock-based compensation expense~~		59			~~54~~			~~38~~
~~Excess tax benefit relating to stock-based compensation~~		~~—~~ 			~~—~~ 			~~(7~~	)
~~Other non-cash expenses, net~~		~~47~~			~~40~~			~~61~~
~~Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:~~
~~Patient accounts receivable~~		~~(219~~	)		~~(306~~	)		~~(285~~	)
~~Supplies, prepaid expenses and other current assets~~		~~(68~~	)		~~28~~			~~(8~~	)
~~Accounts payable, accrued liabilities and income taxes~~		~~(478~~	)		~~147~~			~~76~~
~~Other~~		~~(79~~	)		~~(178~~	)		~~11~~

~~Net cash provided by operating activities~~	~~$~~	~~921~~		~~$~~	~~1,615~~		~~$~~	~~1,089~~

* * * * *

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

November 23, 2016

Please do not hesitate to contact the undersigned at the numbers above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton and

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith

Community Health Systems, Inc.

W. Larry Cash

Community Health Systems, Inc.

Rachel A. Seifert, Esq.

Community Health Systems, Inc.